February 28, 2011

H. Roger Schwall
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
Washington D.C. 20549

Re:	Ridgewood Energy A-1 Fund, LLC,
Preliminary Proxy Statement on Schedule 14A
Filed December 10, 2010
File No. 0-53895

Dear Mr. Schwall:

Ridgewood Energy Corporation (“Ridgewood”), the manager of Ridgewood Energy A-1 Fund, LLC (the “A-1 Fund”) hereby submits this response letter to the comment letter from the Securities and Exchange Commission (“SEC” or “Commission”) dated February 11, 2011 regarding the above referenced filing (the “Comment Letter”), which also applies to the Preliminary Proxy Statements on Schedule 14A filed by Ridgewood Energy W Fund, LLC, Ridgewood Energy X Fund, LLC and Ridgewood energy Y Fund, LLC (collectively with the A-1 Fund, the “Ridgewood Funds”).   In addition, we have filed today on EDGAR amended Preliminary Proxy Statements on Schedule 14A for the Ridgewood Funds.  Our amended responses to the Commission’s comments are set forth below.

As a result, our responses to Commission comment 3 and 4 have been revised and amended disclosures have been made to the Preliminary Proxy Statements.

General

1.             Commission Comment,          Please note that the following comments also apply to the preliminary proxy statements filed on December 10, 2010 by Ridgewood Energy W Fund, LLC, Ridgewood Energy X Fund, LLC, and the Ridgewood Energy Y Fund, LLC.

Ridgewood Response.             Ridgewood has reviewed the Commission’s comments as they apply to each of the filings of the Ridgewood Funds and where changes have been made in one preliminary proxy statement, to the extent applicable, corresponding changes will be incorporated into the remaining three preliminary proxy statements.

H. Roger Schwall
Assistant Director
February 28, 2011
Page Two

2.             Commission Comment.        We note you have submitted to us as correspondence a letter from your chief executive officer that you intend to include in your mailing of the consent solicitation statement to holders in your found.   We note also that you have included in your filing another letter from your chief executive officer to your holders.  We are concerned that your holders may be confused by their receipt of two letters from your chief executive officer, as both letters address your consent solicitation.   Please send only one letter to holders with respect to this solicitation.

Ridgewood Response:           Initially, we note that one of the letters from the chief executive officer (“CEO”) was incorrectly filed with the Commission as correspondence.  Nevertheless, we have combined the two letters from the CEO into one letter, as suggested by the Commission.

3.             Commission Comment.          Please note that any such letter would appear to be part of your solicitation, and therefore should be filed.

Ridgewood Response.             As stated above in response to Commission Comment No. 2, Ridgewood has filed as part of the Preliminary Proxy Statement the letter from the CEO previously filed as correspondence.

The Manager’s Put Contract Pilot Program, page 6.

4.             Commission Comment.          Please revise your filing to distinguish between the funds that participated in the put contract pilot program and the Ridgewood Energy A-1 Fund, LLC.  For example, you state on page 6 that the put contracts purchased by the participating funds covered a portion of the estimated future natural gas production for the “Fund,” and you define “the Fund” at page 2 as the Ridgewood Energy Fund, LLC.  However, you state at page 6 that the Fund did not participate in the program.

Ridgewood Response.             Ridgewood has made revisions suggested by the Commission to page 6 by inserting the word “Participating” where necessary to clearly distinguish between the Fund and the Participating Funds in the Put Contract Pilot Program.

5)            Commission Comment.          Please revise your filing to include additional clarification regarding your put contract pilot program.  For example, we note that your response letter indicates that the number of puts acquired by a participating fund is based on the amount of oil or natural gas production that the participating fund is protecting with the puts.    Please include that information in your filing.   Similarly, please provide in your filing the information that you provided in your response letter that although the manager of the participating funds executed the put contracts, each participating fund effectively purchases its own puts.

H. Roger Schwall
Assistant Director
February 28, 2011
Page Three

Ridgewood Response.            With respect to the first part of the Commission’s comment, the Preliminary Proxy Statement does disclose on page 6 that “the put contracts purchased by the Participating Funds covered a portion of the estimated future natural gas production for the Fund.”  The next several sentences disclose how such portion of natural gas production is determined.   While stated slightly differently in the January 25, 2011 Response Letter, Ridgewood respectfully submits that the disclosures on this point on page 6 are adequate.  However, Ridgewood did revise the language on page 6 to incorporate the Commission’s suggestion.

The Commission further suggested that Ridgewood include language stating that Ridgewood, as the Manager, executes the put contracts on behalf of the Participating Funds, but the Participating Funds pay for and own the put contracts.     Although similar language is contained in the Preliminary Proxy Statement is several places, Ridgewood revised the Preliminary Proxy Statement at page 7 to incorporate the Commission’s comment.

6)             Commission Comment.          Please revise your filing to disclose the net gain resulting from the pilot program.

Ridgewood Response:            On page 7 of the Preliminary Proxy Statement filed by the Fund on January 25, 2011, the Fund discloses that the cost of, and the aggregate proceeds collected from, the 2010 Put Contracts was $374,850 and $937,170 respectively.   We have revised the Preliminary Proxy Statement to incorporate the Commission’s comment and have included on page 7 the net proceeds of $562,320.

7)             Commission Comment.          Although not contained in the Commission’s February 11, 2011 Comment letter, during a conversation with Commission Staff, it was requested that Ridgewood include language as follows: “Each Participating Fund’s share of the proceeds from and the costs of the 2010 Put Contracts was based on the number of puts purchased by each such Participating Fund.”

Ridgewood Response:             On page 7 of the Preliminary Proxy Statement filed on January 25, 2011, it provides as follows:  “[e]ach Participating Fund’s shares of the proceeds from and the premium (costs) paid for the 2010 Put Contracts was based on the number of puts each Participating Fund owned.”    Because this disclosure was already in the Preliminary Proxy Statement, Ridgewood did not make any changes to the Preliminary Proxy Statement, other than to delete the word “owned” in that sentence and insert “purchased.”

H. Roger Schwall
Assistant Director
February 28, 2011
Page Four

Attached as Exhibit A is a written statement from Ridgewood to the Commission acknowledging that (i) Ridgewood is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and (iii) Ridgewood may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In the event that you have any questions or comments, please feel free to contact me at (201) 447-9000.  Thank you.

WRITTEN STATEMENT OF
RIDGEWOOD ENERGY A-1 FUND, LLC, RIDGEWOOD ENERGY W FUND, LLC,
RIDGEWOOD ENERGY X FUND, LLC and
RIDGEWOOD ENERGY Y FUND, LLC

In connection with the response of Ridgewood Energy A-1 Fund, LLC, Ridgewood Energy W Fund, LLC, Ridgewood Energy X Fund, LLC and Ridgewood Energy Y Fund, LLC (collectively the “Funds”), to the letter from the Securities and Exchange Commission (the “Commission”), dated February 11, 2011, acknowledge as follows:

•	The Funds are responsible for the adequacy and accuracy of the disclosures in each of their respective filings of their amended proxy solicitation statements.

•
Comments from the Commission’s staff or changes in the disclosures made on the amended proxy solicitation statements in response to staff’s comments do not foreclose the Commission from taking any action with respect to the filings.

•	The Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Acknowledged this 28th day of February, 2011.

By:________________________________

14 PHILIPS PARKWAY MONTVALE, NEW JERSEY 07645-1811 • T: (201) 447-9000 F: (201) 447-0474 •
WWW.RIDGEWOODENERGY.COM